EZCORP, Inc.

1901 Capital Parkway

Austin, Texas 78746

Telephone: 512-314-3400

Facsimile: 512-314-3463

December 1, 2008

VIA FEDERAL EXPRESS AND

EDGAR TRANSMISSION

H. Christopher Owings

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Attention:	Scott Anderegg
Mail Stop 3561
RE:	EZCORP, Inc.

Registration Statement on Form S-4

File No. 333-153703

Registration Statement on Form S-3

File No. 333-155394

Form 8-K Filed November 6, 2008

File No. 0-19424

Dear Mr. Anderegg:

This letter responds to your letter dated November 28, 2008, to EZCORP, Inc. Today EZCORP is filing Amendment No. 3 to the referenced Form S-4, with revisions drafted in response to your comments. Enclosed with this letter (via Federal Express) are four copies of this amendment, marked to show changes from Amendment No. 3 and cross-referenced in the right margins to indicate revisions made in response to comments.

The following numbered responses correspond to the numbered comments in your November 28 letter. Page references in this letter are to the unmarked versions of the registration statement as filed via EDGAR.

H. Christopher Owings

Attention: Scott Anderegg

December 1, 2008

General

1.

Please update the financial statements and related financial information included in the filing as required by Rule 3-12 of Regulation S-X. We specifically refer you to the financial statements of Value Financial Services.

Response: See pages 17, 28-31, 37-41, 51 and F-34 to F-45. The amended Form S-4 contains updated financial information. The selected financial information, description of business, MD&A, and quantitative and qualitative disclosures about market risk for VFS have also been updated accordingly.

Summary

2.

Please expand the disclosure here and throughout the registration statement to make clear that the Board did not request an updated fairness opinion even though the terms of the merger agreement changed such that shareholders could receive value of less than $11.00 per share.

Response: See pages 10, 24, 65 and 69. We have made the requested disclosures.

Reasons for the Merger

3.

We note your response to comment 22 in our letter dated October 24, 2008. We have reviewed your revised disclosures and it appears that you continue to have some conclusory or generalized statements concerning the reasons for or against the merger. For example, revised to explain what the “unique opportunity to enhance and expand VFS’s operation” is; especially in light of the fact that VFS will be part of EZCORP and it would appear to be EZCORP’s operations that would be enhanced and expanded. Similarly, explain how the merger would “provide instant market share and positioning to VFS.” These are examples; please review all your disclosures in this section.

Please confirm whether the board considered the tax treatment of the transaction in its consideration of the reasons for or against the merger. If material include a discussion of their consideration of the tax treatment of the merger.

Response: See pages 66-69. We added more detail to the discussion of reasons for the merger. The VFS board of directors did not consider the tax treatment of the merger to be a material factor and therefore it was not a part of the boards’ consideration of the reasons for or against approving the merger.

H. Christopher Owings

Attention: Scott Anderegg

December 1, 2008

The Stephens Fairness Opinion

4.

Please disclose, if true, that the Stephens opinion did not consider the Deficiency Guaranty and the Premium Reserve component of the transaction and also did not consider the fact that the transaction would not qualify as a tax free “reorganization.”

Response: See page 69. We have revised the disclosure to state that Stephens did not consider the Deficiency Guaranty and the Premium Reserve, nor did they consider the taxable nature of the transaction, in rendering their opinion.

Other Analysis

5.

We note your response to comment 26 in our letter dated October 24, 2008. Please revise your disclosure to explain in greater detail how these other factors were taken into consideration by Stephens in rendering its opinion to the Board.

Response: See Page 80. We have revised the disclosure to explain the factors that Stephens considered in rendering its opinion to the Board. The revised discussion reads as follows:

“In its September 10, 2008 presentation, Stephens reviewed the relative financial and market performance of VFS and EZCORP to a variety of relevant industry peer groups and indices.

“To help assess the potential value and marketability of EZCORP stock to the shareholders of VFS that would receive EZCORP stock in the Transaction, Stephens also reviewed historical earnings growth both on a stand-alone basis and compared to its peers, historical stock performance and trading volume, earnings estimates, stock liquidity, certain key operating metrics and valuation multiples compared to its peers and research coverage for EZCORP. In addition, Stephens analyzed certain aspects of the pro forma combined company to VFS shareholders who receive EZCORP Shares.”

Unaudited pro Forma Financial Statements

Notes to pro Forms Combined Financial Statements of EZCORP, Inc., and Subsidiaries, and Value Financial Services, Inc. (Unaudited)

Note A: Pro Forma Adjustments to the Unaudited pro Forma Combined Balance Sheet a of June 30, 2008.

H. Christopher Owings

Attention: Scott Anderegg

December 1, 2008

6.

Please confirm to us that you will use $15.92 as the fair value for your shares when the final purchase price Calculation is performed. Your current disclosure implies that the $15.92 per share price is used only for pro-forma presentation purposes. If you do not plan on using $15.92 as the per share price in your final purchase price allocation, please explain to us in detail how you will determine the per share price used, and tell us how your accounting complies with EITF 99-12.

Response: See page 113. In accordance with EITF 99-12, we confirm that when the final purchase price calculation is performed, we will use $15.92 per EZCORP share as the fair value of the EZCORP shares issued as part of the merger consideration, as that is the average price of our shares for a reasonable period before and after public announcement of the merger. We also have added a disclosure to this effect to the end of the first paragraph following the preliminary purchase price allocation shown in Note A to the Pro Forma Combined Financial Statements.

7.	We have reviewed your response to comments 36 and 37 in our letter dated October 24, 2008 and have the following additional comments:

-

Please tell us why you and Ernst & Young LLP’s valuation specialist made a preliminary estimate that there was no fair value to VFS’s customer lists and why no value was ascribed to customer relationships. Given that VFS’s business is highly depended on customer loyalty an repeat business, and that approximately 80% of VFS’s transactions are related to repeat customers, we are unsure why no value was ascribed to customer-related intangible assets.

-

We note that your preliminary purchase price allocation identified a favorable lease asset valued at $1.8 million. Please describe to us in more detail how you valued this asset, and tell us how you considered the guidance in paragraphs B172-B174 of SFAS 141.

-	Please confirm to us that you are using marketplace participant assumptions, rather than entity specific assumptions, in valuing the acquired intangible assets.

-

We note that you are still in the process of valuing the net assets of VFS; however, based on the information provided to us thus far, we continue to struggle to understand why the vast majority of the purchase price is allocated to goodwill. Please explain this matter to us in more detail.

Response: First Bullet: In our preliminary purchase price allocation, we engaged Ernst & Young LLP’s Valuation & Business Modeling practice to estimate the fair value of certain identifiable intangible assets, including VFS’s customer lists and customer relationships. In considering this identified intangible asset as well as

H. Christopher Owings

Attention: Scott Anderegg

December 1, 2008

the other identified intangible assets we carefully considered the definition of an identifiable intangible asset under Key Terms of SFAS 141 and analyzed VFS’s customer list / relationship accordingly. Based on our experience in this industry and our understanding of VFS’s customer base we believe that the customers do not meet the definition of identifiable intangible assets because (1) contractual or other legal rights criteria does not exist and (2) the separability criteria does not exist. With respect to the contractual or other legal rights criteria there are no contracts or any other contractual obligation between VFS and its customers beyond the initial 30-day pawn loan which is accounted for in the valuation of the pawn loans. Regarding the separability criteria, we considered whether the customer list/relationships would be marketable to another market participant and determined that standing alone, it could not be. Based on our preliminary analysis and the professional opinion of Ernst & Young, we concluded that in accordance with the provisions of SFAS 141, the customer lists / customer relationships have no value as a separately identifiable intangible asset.

This conclusion is based on several factors which include:

•

VFS does not possess any quantifiable data to accurately estimate of fair value of the customer lists / customer relationships (e.g., turnover data; likelihood of renewal, customer tracking, etc.). VFS can only discern the number of repeat customers because it can identify the number of new customers and the number of transactions;

•	A typical pawn loan is only 30-days with a 30-day extension available (extension is already accounted for in the acquired loan portfolio), with no-long term, on-going contractual relationship;
•	There are no in-place loyalty programs at VFS that tracks customer behavior or encourages existing VFS patrons to return to VFS pawn shops to transact;
•	There are no switching costs for a patron to incur related to changing his/her future pawn transactions to a different pawn shop;
•	In prior direct marketing campaigns to EZCORP pawn customers, we also have noted, based on internal analysis, that direct marketing did not drive an increase in business; and
•

We are not aware of any exchange transactions for similar customer lists / customer relationships that could provide a data point that would be relevant to VFS’s customers or that would indicate that the fair value of the customer lists / customer relationships would be different than the preliminary value indication.

See page 31. We deleted the VFS discussion related to the value of the customer relationships / list to alleviate confusion. We believe that the value that VFS discussed in the previous drafts of the registration statement is driven by its business process and service executed by its tenured, experienced, and trained employee base. This value is not a separately identifiable intangible asset and is

H. Christopher Owings

Attention: Scott Anderegg

December 1, 2008

therefore recorded as goodwill. Based on the reasons stated above and Ernst & Young LLP’s professional opinion that the fair value of the customer lists and relationships is zero, we have allocated none of the purchase price to customer lists or customer relationships, and believe it would be inappropriate to do so in accordance with the provisions of SFAS 141.

Second Bullet: Our valuation specialists at Ernst & Young performed certain procedures to preliminarily estimate the value of favorable (or unfavorable) lease assets. Contract rental rates and other lease terms were obtained from a schedule of future minimum lease obligations that was provided by VFS and from the lease agreements, covering roughly half of the total locations. Ernst & Young then compared the rent per square foot at approximately 15% of these locations to market rental rates in the same physical areas of VFS’s store locations. Market rental rate assumptions were established based on telephone interviews with real estate brokers active in the marketplace who provided a mix of actual leases signed at comparable locations as well as their general opinion of prevailing lease rates for comparable properties in the area. Ernst & Young identified no favorable lease renewal options. We identified no other lease contract terms (purchase options, termination penalties, residual value guarantees, etc.) that would indicate favorable or unfavorable lease terms other than the contract rents and available renewal options.

In accordance with paragraphs B172-174 of SFAS 141, Ernst & Young then estimated the fair value of these leases by discounting the future cash flows of the leases and comparing that to the discounted cash flows from prevailing comparable market leases using a marketplace participant discount rate (weighted average cost of capital) to determine the net present value of below market rents over the average remaining lease term. Ernst & Young then extrapolated the results from this 15% sample to the entire lease portfolio to estimate the total favorable lease assets to be acquired, estimated to be approximately $1.8 million. Upon consummation of the merger, we will request Ernst & Young update the initial analysis, including the remaining 85% of the leases to remove the need for an extrapolation, but believe the 15% sample and related extrapolation to be a reasonable basis for the preliminary estimate of fair value.

Third Bullet: We confirm that in valuing the intangible assets to be acquired, we have used marketplace participant assumptions rather than entity-specific assumptions.

Fourth Bullet: In preliminarily valuing the assets and liabilities to be acquired, including intangible assets, we and our third-party valuation specialists have applied the provisions of SFAS 141. Accordingly, we have valued all tangible and intangible assets acquired, including all intangible assets that can be identified separately

H. Christopher Owings

Attention: Scott Anderegg

December 1, 2008

from goodwill. The amount recorded as goodwill, in accordance with the provisions of SFAS 141, was then determined to be the total purchase price less the amounts allocated to other separately identifiable tangible and intangible assets and liabilities. In preliminarily allocating the purchase price, we have identified and included in the preliminary purchase price allocation the fair value associated with favorable lease assets, non-competition agreement, trademarks and trade names. We identified no other intangible assets being acquired that have any more than a de minimus, immaterial fair value. In determining the amount we were willing to pay to acquire VFS in total, however, we do not view the acquisition simply as the acquisition of a set of assets and liabilities, but rather as the acquisition of in-place business and an earnings and cash flow stream that, when assigned an earnings multiple, implies a much higher value than just the fair value of separately identifiable tangible and intangible assets and liabilities. This is supported by our expectation that the acquisition will be accretive to our earnings immediately following the acquisition, implying the amount assigned to goodwill is supportable and that the goodwill should not be immediately impaired. We have added a disclosure to this effect, explaining the reason for the significant amount of recorded goodwill, to footnote (3) to Note A to the Pro Forma Combined Financial Statements.

8.

We have reviewed your response to comment 38 in our letter dated October 24, 2008. Please disclosure to your readers more detail with respect to your pro forma adjustments for cash and debt. In doing so, please provide a detailed schedule of all the components of each item that reconciles to the net adjustment.

Response: See page 115. We have provided the additional requested detailed disclosures regarding pro forma adjustments to the cash and debt balances in footnotes (1) and (5) in Note A to the Pro Forma Combined Financial Statements.

9.

We have reviewed your response to comment 40 in our letter dated October 24, 2008 and we reissue the comment. As requested in our prior letter, please tell us how you considered paragraph 37(c)(1) of SFAS 141 in assessing the amount to record as inventory acquired. In doing so, please provide us with a table that summarizes the estimated selling prices, costs of disposal and reasonable profit allowance for your selling effort. For your disposal costs, please tell us the types of costs you include as disposal costs and differentiate your estimates of direct vs. indirect costs. Regarding your reasonable profit allowance for selling efforts, please explain how you derived the amount and why you believe it is reasonable.

Response: Please see the attached schedules demonstrating the calculation of the estimated value of inventory to be acquired, in accordance with paragraph 37(c)(1) of SFAS 141. This analysis implies a fair value of the inventory acquired of $13,752,000 compared to the historical recorded cost of $13,277,000. As a

H. Christopher Owings

Attention: Scott Anderegg

December 1, 2008

result of this analysis, we have adjusted the purchase price allocation to increase the inventory to be acquired to the implied fair value and reduced goodwill by an offsetting amount and added footnote (2) to Note A to the pro forma financial statements explaining the adjustment to inventory. Please find attached the requested table summarizing the estimated selling prices, costs of disposal and reasonable profit allowance for our selling effort. We estimated the reasonable profit allowance by utilizing the actual profit margin we realized in fiscal 2007 and fiscal 2008 after deducting the same expense categories in those years, such that the profit allowance is based on empirical data.

Note D: Interest Expense

10.

We note that your pro forma adjustments eliminate all historical interest expense recorded by VFS. Please tell us how you determined that this adjustment was appropriate under Article 11 of Regulation S-X. In this regard, assuming the merger took place on October 1, 2006, it is unclear to us how you concluded it is factually supportable that the combined entity would not have needed to borrow funds for the same purposes for which VFS incurred debt during these periods. Please demonstrate to us that the combined entity would have had enough cash on hand to avoid these borrowings, or revise your pro forma adjustments to retain the combined entities’ historical interest expense.

Response: See Note D, pages 116-117. We do not believe the merger could have been completed at October 1, 2006 without the utilization of debt, and have prepared the pro forma combined financial statements accordingly. We present in the table in Note D on page 116, the reconciliation of interest expense and the components of the change in that amount. On the third line of that table, we specify the amount of interest expense the pro forma combined entity would have incurred on the debt EZCORP would have utilized, assuming it would have been forced to repay VFS’s outstanding debt at October 1, 2006. At October 1, 2006, the assumed merger date for pro forma statement of operations purposes, EZCORP held $29.9 million of cash and had no outstanding debt. Had the merger occurred at that date, we estimate we would have been able to use the same $20.0 million of cash towards the purchase and $1.0 million of cash towards the payment of deferred financing costs as we currently anticipate using for the transaction, with the remainder of our cash being used for daily operating purposes. The terms of VFS’s credit agreement result in a technical default on that agreement upon a change in control, which this merger will cause. As a result, we assumed that we would be forced to retire VFS’s outstanding debt at the assumed acquisition date, either through the use of cash or through EZCORP borrowings, or a combination of both. At October 1, 2006, we assumed we used $20.0 million of cash available at that date towards the purchase and $1.0 million of cash available at that date towards the payment of deferred financing costs. We have increased the pro forma combined net

H. Christopher Owings

Attention: Scott Anderegg

December 1, 2008

interest expense for all periods presented to recognize the elimination of interest income we previously recognized by being able to invest those funds, and for the amortization of the deferred financing costs. In our pro forma adjustments, we also assumed we would have had to borrow approximately $27.9 million at October 1, 2006 to complete the acquisition. Because the VFS debt would have to have been retired at acquisition, we have removed the historical interest expense related to VFS’s outstanding debt. In addition, we have added the interest expense we would have incurred on the assumed additional EZCORP borrowings at the applicable EZCORP interest rate, per our amended and restated credit agreement, as of the date of the merger announcement, as described in the paragraph immediately following the table showing the gross changes to the interest expense.

Exhibit 8.1

11.	Please have counsel revise the legal opinion to indicate that the disclosure in the registration statement is the tax opinion instead of indicating that it is a fair summary of the tax consequences.

Response: We have filed a revised Exhibit 8.1 containing the requested disclosure.

Registration Statement on Form S-3

12. Please revise your S-3, as applicable, in accordance with the comments above.

Response: We will file a revised S-3 with the appropriate revisions as soon as practicable.

Undertakings

13.	Please include the undertakings required by Item 512(a)(5) of Regulation S-K.

Response: See pages II-2 – II-4. Amendment No. 3 to the Form S-4 contains the required undertaking.

Form 8-K Filed November 6, 2008

14.

We note your use of non-GAAP earnings per-share measures in your form 8-K filed November 6, 2008. If you choose to present any non-GAAP measure in future filings, please refer to Question 11 of our Frequently Asked Questions Regarding the Use of non-GAAP Financial Measures and disclose how management uses these non-GAAP earnings per share measures and how they provide meaning information to investors. Also, provide a reconciliation of these

H. Christopher Owings

Attention: Scott Anderegg

December 1, 2008

non-GAAP earnings per share measures to the GAAP financial measures of earnings per share.

Response: Future reports will include the appropriate explanations and reconciliations.

* * *

We acknowledge that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company form its full responsibility for the accuracy of the disclosure in the filing; and

•

The company may not assert staff comments and declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing information responds completely to your comments. Please contact me or our outside counsel, Lee Polson, Strasburger & Price, LLP (telephone 512-499-3626, fax 512-536-5719, email lee.polson@strasburger.com),if you have questions or require additional information.

Very truly yours,

EZCORP, Inc.

/s/ Connie Kondik

By:	Connie Kondik
Vice President and General Counsel

Cc:	H. Christopher Owings
Young Kim
Andrew Blume

Table I: Summary of Valuation of Acquired Inventory

Inventory at estimated selling prices	$ 21,961,000

Less: disposal costs	5,884,000

Less: reasonable profit allowance for selling effort	2,325,000

Reasonable profit allowance as a percentage of selling costs	10.6%

Fair value of acquired inventory	13,752,000

Recorded value of acquired inventory	13,277,000

Difference	475,000

Table II: Summary of Disposal Costs

Freight costs	-
Refurbishment costs	-
Credit card processing fees	129,000
Other costs of sale	-
Store payroll	2,905,000
Store bonuses and commissions	343,000
Store employee benefits and worker's comp	235,000
Store occupancy costs	460,000
Store variable expenses	812,000
Store repairs & maintenance	81,000
Other store expenses	112,000
Store depreciation	304,000
Store management and administration costs (regional directors and area managers)	326,000
Purchasing and distribution costs	-
Marketing expenses	45,000
Other direct store expenses	90,000
Other indirect store expenses	42,000

5,884,000